Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund September 2012 Update
October 19, 2012

Supplement dated October 19, 2012 to Prospectus dated April 30, 2012
Class	September ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-2.1%	-0.4%	$38.5M	$1,290.54
B	-2.2%	-0.9%	$375.1M	$1,089.24
Legacy 1	-1.9%	1.3%	$5.7M	$924.16
Legacy 2	-1.9%	1.1%	$13.5M	$912.61
Global 1	-1.8%	1.8%	$12.5M	$890.43
Global 2	-1.9%	1.6%	$27.5M	$880.41
Global 3	-2.0%	0.3%	$231.3M	$825.45

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The euro surged against counterparts as Eurozone financial officials released plans for a new bond-buying program designed to aid the ailing economies of smaller European nations.  Higher-yielding currencies, including the New Zealand dollar, moved higher as optimism surrounding the Eurozone caused a surge in risk appetite.  The U.S. dollar fell sharply as investors liquidated positions in anticipation of the Federal Reserve’s QE3 announcement.

Energy:  Natural gas markets rallied sharply as U.S. Energy Information Administration reports showed a larger-than-expected decrease in domestic supplies.  Early-month supply concerns stemming from increased hurricane activity in the Gulf of Mexico also added to gains in natural gas.  Crude oil markets fell as ongoing weak industrial demand forecasts weighed on prices.

Equities:  Global equity markets rallied in September, propelled by optimism stemming from stimulus initiatives both here in the U.S. as well as abroad.  Better-than- expected industrial production data from Germany also served as a bullish driver in the equity markets.

Fixed Income:  Fixed Income prices moved lower as equity market strength caused investors to liquidate safe-haven debt positions.   German Bund markets also fell as investors shifted their focus towards the sovereign debt of smaller European nations as they believed quantitative easing in the Eurozone would aid their ailing debt markets.

Grains/Foods:  Corn and soybean prices fell due to data showing recent droughts in the U.S. have had a weaker-than-expected impact on crop yields.  Optimal weather conditions near month-end supported supply forecasts, putting further pressure on grains prices.  Coffee prices rallied nearly 5% because of data showing depressed supplies in Brazil.

Metals:  Base metals markets rose as investors believed new stimulus initiatives proposed by the U.S. Federal Reserve would bolster industrial demand.  News the Chinese government had approved a large-scale infrastructure project added to the base metals rally.  Gold markets rallied in excess of 5% due to heavy buying from investors attempting to hedge against inflation.

Sincerely,
David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
For the month ended September 30, 2012

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	$1,760,142	$56,265,301
Change In Unrealized Income (Loss)	-12,244,189	-5,996,953
Brokerage Commission	-253,604	-2,317,771
Exchange, Clearing Fee and NFA Charges	-75,511	-730,433
Other Trading Costs	-563,714	-5,490,138
Change in Accrued Commission	-7,381	-58,342
Net Trading Income (Loss)	-11,384,257	41,671,664

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$76,632	$962,263
Interest, Other	66,717	462,892
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	-11,240,908	43,096,819

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	356,531	8,917,234
Operating Expenses	150,035	1,432,781
Organization and Offering Expenses	173,495	1,655,799
Brokerage Expenses	3,402,559	32,674,197
Dividend Expenses	0	0
Total Expenses	4,082,620	44,680,011

Net Income (Loss)	$-15,323,528	$-1,583,192

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$726,310,410	$798,842,191
Additions	4,536,828	33,261,164
Net Income (Loss)	-15,323,528	-1,583,192
Redemptions	-11,389,464	-126,385,917
Balance at September 30, 2012	$704,134,246	$704,134,246

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date ROR – Year to Date
A	$1,290.535	29,826.55750	$38,492,215	-2.13%	-0.41%
B	$1,089.244	344,413.16606	$375,149,841	-2.19%	-0.89%
Legacy 1	$924.156	6,144.74616	$5,678,706	-1.93%	1.31%
Legacy 2	$912.605	14,802.67707	$13,508,997	-1.94%	1.06%
Global 1	$890.425	14,011.22072	$12,475,937	-1.85%	1.84%
Global 2	$880.409	31,242.04953	$27,505,785	-1.85%	1.64%
Global 3	$825.450	280,238.38241	$231,322,766	-2.00%	0.35%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership